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As filed with the Securities and Exchange Commission on May 15, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3
APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER
THE TRUST INDENTURE ACT OF 1939

AAMES FINANCIAL CORPORATION
(Name of Applicant)

350 South Grand Avenue, 43rd Floor
Los Angeles, California 90071-3459
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class 4.0% Convertible Subordinated Debentures Due 2012	Amount Up to a maximum aggregate principal amount of $91,176,000

Approximate date of proposed public offering: May 15, 2002

John F. Madden, Jr.
Senior Vice President, Secretary and General Counsel
Aames Financial Corporation
350 South Grand Avenue, 43rd Floor
Los Angeles, California 90071
(Name and Address of Agent for Service)

With a copy to:

Simeon Gold, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3

GENERAL

ITEM 1. GENERAL INFORMATION.

        (a)  The Applicant, Aames Financial Corporation (the "Company"), is a Delaware corporation.

        (b)  The Company is a Delaware corporation.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

        Upon the terms set forth in an Offering Memorandum dated May 15, 2002, and the related Letter of Transmittal (which together constitute the "Exchange Offer"), the Company is offering to exchange its newly issued 4.0% Convertible Subordinated Debentures due 2012 (the "New Debentures") for any and all of its outstanding 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures"). The Company will extend the Exchange Offer to all holders of its outstanding Existing Debentures. Each holder of Existing Debentures that participates in the Exchange Offer will receive, for each $1,000 principal amount of Existing Debentures properly tendered and not withdrawn, $800 principal amount of New Debentures. If the Exchange Offer is completed, the New Debentures will be governed by the indenture to be qualified under this Application for Qualification on Form T-3 (this "Application").

        No tenders of the Existing Debentures will be accepted before the effective date of this Application.

        The Company has not and does not currently intend to sell, directly or indirectly, securities of the same class as the New Debentures at or about the same time as the Exchange Offer.

        The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended ("Securities Act"), to exempt the Exchange Offer from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company's officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

        The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged UBS Warburg LLC for financial advisory services in connection with the Company's debt restructuring. The Company has also engaged Weil, Gotshal & Manges LLP for legal services in connection with the Company's debt restructuring and Wells Fargo Bank Minnesota, National Association as exchange agent and D.F. King & Co., Inc. as information agent in connection with the Exchange Offer.

        All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such advisors, consultants and agents are authorized to solicit the exchange of Existing Debentures in the Exchange Offer.

        No holder of Existing Debentures has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

AFFILIATIONS

ITEM 3. AFFILIATES.

        (a)  Set forth below are all subsidiaries of the Company, all of which are wholly owned by the Company unless otherwise indicated.

        Aames Capital Acceptance Corp.
        (a subsidiary of Aames Capital Corporation)

        Aames Capital Corporation

        Aames Funding Corporation

        One Stop Mortgage, Inc.

        Oxford Aviation Corporation

        Rossmore Financial Services, Inc.

        Serrano Insurance Services

        Windsor Management Co.

        Windsor Management of Washington, Inc.

        (b)  Set forth below is a list of the affiliates of the Company, including their respective percentages of voting securities as of May 10, 2002.

Name and Address	Percentage Ownership
Specialty Finance Partners (1) 54 Thompson Street New York, NY 10012	93.23	% (2)

        (1)  Based upon Amendment No. 1 to a Statement on Schedule 13D dated April 26, 2002 filed by Specialty Finance Partners, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Equifin Capital Partners, Ltd., Capital Z Partners, L.P., Capital Z Partners Ltd. and information provided by such entity.

        (2)  Includes (a) 5,340,800 shares of the Company's Common Stock issuable upon conversion of the Company's Series B Preferred Stock, (b) 18,827,346 shares of the Company's Common Stock issuable upon conversion of the Company's Series C Preferred Stock, (c) 58,823,529 shares of the Company's Common Stock issuable upon conversion of the Company's Series D Preferred Stock, (d) 5,000,000 shares of the Company's Common Stock issuable upon conversion of 5,000,000 shares of the Company's Series D Preferred Stock issuable upon the exercise of a warrant to purchase 5,000,000 shares of Series D Preferred Stock that is currently exercisable or which will become exercisable within 60 days of May 10, 2002, (e) 210,000 shares of the Company's Common Stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of May 10, 2002, and (f) 639,795 shares of the Company's Common Stock issuable upon conversion of $50.0 million aggregate principal amount of the Company's 5.5% Convertible Subordinated Debentures due 2006 that Specialty Finance Partners has agreed to purchase from holders thereof. Specialty Finance Partners is a Bermuda general partnership, 99.6% of which is owned by Capital Z Financial Services Fund II, L.P. and 0.4% of which is owned by Equifin Capital Partners, LLC.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

        (a)  The following table sets forth the names of and all offices held by all current directors and executive officers of the Company. Except as otherwise noted below, the address for each director and officer listed below is c/o Aames Financial Corporation, 350 South Grand Ave., 43rd Floor, Los Angeles, California 90071.

Name	Office
A. Jay Meyerson	Chief Executive Officer and Director
Mani A. Sadeghi (1)	Chairman and Director
John F. Madden, Jr.	Senior Vice President, General Counsel and Secretary
William C. Massey	Executive Vice President, Retail Lending
Ronald J. Nicolas, Jr.	Executive Vice President, Finance and Chief Financial Officer
Neil Notkin	Executive Vice President, Wholesale Lending
Daniel H. Relf	Executive Vice President, National Loan Servicing
Geoffrey F. Sanders	Executive Vice President and Chief Credit Officer
Jon D. Van Deuren	Senior Vice President, Finance and Chief Accounting Officer
Jenne K. Britell	Director
David H. Elliot	Director
Daniel Lieber (1)	Director
Eric C. Rahe (1)	Director
Robert A. Spass (1)	Director
Joseph Tomei (1)	Director
Stephen E. Wall	Director

        (1)  The business address of this person is c/o Capital Z Financial Services Fund II, L.P., 54 Thompson Street, New York, NY 10012.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

        (a)  Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company's voting securities as of May 10, 2002.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned		Percentage of Voting Securities Owned
Specialty Finance Partners (1) 54 Thompson Street New York, NY 10012	Common Stock	88,841,470	(2)	93.23%
A. Jay Meyerson (3) c/o Aames Financial Corporation 350 South Grand Avenue, 43rd Floor Los Angeles, CA 90071-3459	Common Stock	1,883,234		22.59%

        (1)  Based upon Amendment No. 1 to a Statement on Schedule 13D dated April 26, 2002 filed by Specialty Finance Partners, Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Equifin Capital Partners, Ltd., Capital Z Partners, L.P., Capital Z Partners Ltd. and information provided by such entity.

        (2)  Includes (a) 5,340,800 shares of the Company's Common Stock issuable upon conversion of the Company's Series B Preferred Stock, (b) 18,827,346 shares of the Company's Common Stock issuable upon conversion of the Company's Series C Preferred Stock, (c) 58,823,529 shares of the Company's Common Stock issuable upon conversion of the Company's Series D Preferred Stock, (d) 5,000,000 shares of the Company's Common Stock issuable upon conversion of 5,000,000 shares of the Company's Series D Preferred Stock issuable upon the exercise of a warrant to purchase 5,000,000 shares of Series D Preferred Stock that is currently exercisable or which will become exercisable within 60 days of May 10, 2002, (e) 210,000 shares of the Company's Common Stock issuable upon exercise of options which are currently exercisable or which will become exercisable within 60 days of May 10, 2002, and (f) 639,795 shares of the Company's Common Stock issuable upon conversion of $50.0 million aggregate principal amount of the Company's 5.5% Convertible Subordinated Debentures due 2006 that Specialty Finance Partners has agreed to purchase from holders thereof. Specialty Finance Partners is a Bermuda general partnership, 99.6% of which is owned by Capital Z Financial Services Fund II, L.P. and 0.4% of which is owned by Equifin Capital Partners, LLC.

        (3)  Represents 1,295,000 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of May 10, 2002. Additional options could vest based on the price performance of the Company's Common Stock. Includes 588,234 shares of Common Stock underlying the conversion of shares of Series D Preferred Stock.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

        (a)  Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Company which were outstanding on the date of this application.

        (b)  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

        (a)    (1)    The following table sets forth certain information with respect to each authorized class of securities of the Company as of May 10, 2002.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	400,000,000	6,452,448
Series A Convertible Preferred Stock, par value $0.001 per share	500,000	0
Series B Convertible Preferred Stock, par value $0.001 per share	29,704,000	26,704,000
Series C Convertible Preferred Stock, par value $0.001 per share	60,994,672	20,188,048
Series D Convertible Preferred Stock, par value $0.001 per share	108,801,328	60,048,554
10.5% Senior Notes due 2002	$23,000,000	0
9.125% Senior Notes due 2003	$150,000,000	$150,000,000
5.5% Convertible Subordinated Notes due 2006	$115,000,000	$113,970,000

        (b)    (1)    Each share of the Company's Common Stock entitles the holder thereof to one vote on each matter that such holder of Common Stock is entitled to vote upon.

                (2)    Each share of the Company's Series B Convertible Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of Common Stock for which such share of Series B Convertible Preferred Stock is then convertible on each matter that such holder of Series B Convertible Preferred Stock is entitled to vote upon.

                (3)    Each share of the Company's Series C Convertible Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of Common Stock for which such share of Series C Convertible Preferred Stock is then convertible on each matter that such holder of Series C Convertible Preferred Stock is entitled to vote upon. Holders of Series C Convertible Preferred Stock do not participate in the election of directors.

                (4)    Each share of the Company's Series D Convertible Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of Common Stock for which such share of Series D Convertible Preferred Stock is then convertible on each matter that such holder of Series D Convertible Preferred Stock is entitled to vote upon. Holders of Series D Convertible Preferred Stock do not participate in the election of directors.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

        The New Debentures will be issued pursuant to the Indenture to be entered into between the Company, as issuer, and Wells Fargo Bank Minnesota, National Association as trustee (the "New Indenture"). The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

        (a)  Events of Default; Withholding of Notice of Default (Sections 6.1 and 7.5)

        Pursuant to the Indenture, an "Event of Default" means any one of the following events:

        (a)  the failure by the Company to pay any installment of interest or Additional Amounts (as described in Section 2 of the Securities) with respect to any of the Securities as and when due and payable and the continuance of any: such failure for a period of 30 days after the date when due;

        (b)  the failure by the Company to pay all or any part of the principal, or premium, if any, on the Securities when and as the same becomes due and payable at maturity or upon redemption, by acceleration or otherwise;

        (c)  the failure by the Company to perform any conversion of the Securities required under the Indenture and the continuance of such failure for a period of 60 days;

        (d)  the failure by the Company duly to perform or observe any other term, covenant or agreement contained in any of the Securities or in the Indenture for a period of 60 days after the date on which written notice of such failure, requiring the Company to remedy the same and stating that such notice is a "Notice of Default" hereunder, shall first have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Securities at the time outstanding; provided, however, that, in the event the Company shall within the aforesaid period of 60 days commence legal action in a court of competent jurisdiction seeking a determination that the Company had not failed to duly perform or observe the term or terms, covenant or covenants or agreement or agreements specified in the aforesaid notice, such failure shall not be an Event of Default unless the same continues for a period of 10 days after the date of any final determination to the effect that the Company had failed to duly perform or observe one or more of such terms, covenants or agreements;

        (e)  the entry, by a court having jurisdiction in the premises, of a decree or order for relief in respect of the Company or any Significant Subsidiary of the Company in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or such subsidiary or for any substantial part of the property of either of them or ordering the winding-up or liquidation of the affairs of its and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

        (f)    the commencement by the Company or a Significant Subsidiary of the Company of a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect or its consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) of the Company or such subsidiary or any substantial part of its property, or its making of any general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due;

        (g)  the Company shall default in the payment of the principal of, premium, if any, or interest when due on any Indebtedness of the Company or any of its Significant Subsidiaries that extends beyond any applicable grace period with respect thereto, or an acceleration so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable of any Indebtedness of the Company or any of its Significant Subsidiaries with an aggregate principal balance in excess of U.S. $10,000,000, and such failure to pay shall not have been remedied or cured by the Company or such Significant Subsidiary or waived by the holders of such Indebtedness; or

        (h)  the entry, by a court having jurisdiction over the Company or any Significant Subsidiary of the Company of a final judgment, decree or order against any of them in an amount in excess of U.S. $2,000,000 at anyone time and that is not satisfied, stayed, bonded or discharged within 60 days.

        Except in the case of a Default or an Event of Default in payment of principal (or premium, if any) of, interest on or Additional Amounts with respect to, any Security (including the payment of the Redemption Price on the Redemption Date), the Trustee may withhold the notice if and so long as the responsible officer of the Trustee in good faith determines that withholding the notice is in the interests of the holders of the Securities.

        (b)  Execution and Authentication (Section 2.2)

        The Trustee shall authenticate up to $91,176,000 aggregate principal amount of the Securities, upon a written order of the Company. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Securities.

        A Security shall not be valid until authenticated by the manual signature of the Trustee and the signature shall be conclusive evidence that the Security has been authenticated under the Indenture. The Security will also be signed by an officer of the Company.

        There will be no proceeds from the issuance of the Securities.

        (c)  Release or Release and Substitution of Property Subject to the Lien of the Indenture

        The Securities are not secured by any assets of the Company.

        (d)  Satisfaction and Discharge of Indenture (Section 8.1)

        If (a) the Company shall deliver to the Trustee for cancellation all Securities theretofore authenticated other than (1) any Securities which shall have been lost, destroyed or wrongfully taken and which shall have been replaced or paid as provided in Section 2.08 of the Indenture or (2) any Securities for the payment of the principal of which money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 8.2 of the Securities, and not theretofore cancelled, or (b) all the Securities not theretofore cancelled or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit with the Trustee, in trust, funds (other than funds repaid by the Trustee to the Company in accordance with Section 8.2 of the Indenture) sufficient to pay at maturity or upon redemption all of such Securities (other than any Securities which shall have been lost, destroyed or wrongfully taken and which shall have been replaced or paid as provided in Section 2.08 of the Indenture) not theretofore cancelled or delivered to the Trustee for cancellation, including principal of and premium, if any, and interest due or to become due to such date of maturity or date fixed for redemption, as the case may be, and if in either case the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then the Indenture shall cease to be of further effect (except as to rights of registration of transfer and exchange of Securities and rights to receive payments thereon and the other rights of the holders of Securities, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee, all of which shall survive, and except that the Company's obligations under Article VIII, Sections 6.15 and 7.7 and Article XIII of the Indenture of the shall survive until the Securities are no longer outstanding), and the Trustee, on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel complying with Sections 14.4 and 14.5 of the Indenture and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture; the Company, however, hereby agreeing to reimburse the Trustee for any costs or expenses theretofore and thereafter reasonably and properly incurred by the Trustee in connection with the Indenture or the Securities.

        Any money deposited with the Trustee or any Paying Agent, or then held by the Company, for the payment of the principal of, premium, if any, interest on or Additional Amounts with respect to any Security and remaining unclaimed for two years after such principal, premium, if any, interest or

Additional Amounts has become due and payable shall be paid to the Company on its request; and the Holder of such Security shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease.

        (e)  Evidence of Compliance with Conditions and Covenants (Section 4.6)

        The Company shall deliver to the Trustee within 120 days after the end of the Company's fiscal year an officers' certificate stating that a review of the activities of the Company and its subsidiaries during such fiscal year has been made with a view to determining whether the Company has fulfilled its obligations under the Indenture and stating whether or not the signer knows of any failure by the Company or any subsidiary to comply with any conditions or covenants in the Indenture.

        The Company shall deliver to the trustee prompt notice upon becoming aware of any Default, Event of Default or fact which would prohibit the making of any payment to or by the trustee in respect of the New Debentures.

ITEM 9. OTHER OBLIGORS.

        There is no other obligor on the New Debentures other than the Company.

Contents of Application for Qualification.    This Application for Qualification comprises:

(a)	Pages numbered 1 to 12, consecutively (including an attached Exhibit Index).
(b)	The statement of eligibility and qualification of Wells Fargo Bank Minnesota, National Association, as trustee, on Form T-1 under the Indenture to be qualified.
(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:
	Exhibit T3A	Certificate of Incorporation of Company (incorporated by reference from the Company's Form 10-K for the year ended June 30, 2000).
	Exhibit T3B	Bylaws of Company (incorporated by reference from the Company's Form 10-K for the year ended June 30, 1999).
	Exhibit T3C*	Form of Indenture between Company and the Trustee.
	Exhibit T3D	Not Applicable.
	Exhibit T3E-1	Offering Memorandum, dated as of May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
	Exhibit T3E-2	Letter of Transmittal, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
	Exhibit T3E-3	Letter to Clients, date May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
	Exhibit T3E-4	Letter to Broker-Dealers, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
	Exhibit T3E-5	Notice of Guaranteed Delivery, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
	Exhibit T3E-6	Letter to Holders, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
Exhibit T3F*
Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

*
Filed herewith.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Aames Financial Corporation, a Delaware corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles, and State of California, on the 15th day of May, 2002.

AAMES FINANCIAL CORPORATION
By:	/s/ JOHN F. MADDEN, JR. Name: John F. Madden, Jr. Title: Senior Vice President, Secretary and General Counsel
Attest:	/s/ JON D. VAN DEUREN
Name: Jon D. Van Deuren Title: Senior Vice President and Chief Accounting Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
TRUSTEE PURSUANT TO SECTION 305(b) (2)

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

A U.S. National Banking Association (Jurisdiction of incorporation or organization if not a U.S. national bank)	41-1592157 (I.R.S. Employer Identification No.)

Sixth Street and Marquette Avenue Minneapolis, Minnesota (Address of principal executive offices)	55479 (Zip code)

Stanley S. Stroup, General Counsel
WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION
Sixth Street and Marquette Avenue
Minneapolis, Minnesota 55479
(612) 667-1234
(Agent for Service)

Aames Financial Corporation
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	95-4340340 (I.R.S. Employer Identification No.)

350 South Grand Avenue—43rd floor Los Angeles, California Address of principal executive offices)	90071 (Zip code)

4% Convertible Subordinated Debentures due 2012
(Title of the indenture securities)

Item 1.    General Information.

        Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency Treasury Department Washington, D.C.
Federal Deposit Insurance Corporation Washington, D.C.
The Board of Governors of the Federal Reserve System Washington, D.C.
(b)	Whether it is authorized to exercise corporate trust powers.
The trustee is authorized to exercise corporate trust powers.

Item 2.    Affiliations with Obligor.

        If the obligor is an affiliate of the trustee, describe each such affiliation.

        None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.    Foreign Trustee.

        Not applicable.

Item 16.    List of Exhibits.

        List below all exhibits filed as a part of this Statement of Eligibility. Wells Fargo Bank incorporates by reference into this Form T-1 the exhibits attached hereto.

Exhibit 1.	a.	A copy of the Articles of Association of the trustee now in effect.***
Exhibit 2.	a.	A copy of the certificate of authority of the trustee to commence business issued June 28, 1872, by the Comptroller of the Currency to The Northwestern National Bank of Minneapolis.*
b.
A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*
c.
A copy of the certificate of the Acting Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

2

d.
A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*
e.
A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*
f.
A copy of the letter dated July 10, 2000 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation effective July 8, 2000 of Norwest Bank Minnesota, National Association with various other banks under the title of "Wells Fargo Bank Minnesota, National Association."****
Exhibit 3.	A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*
Exhibit 4.	Copy of By-laws of the trustee as now in effect.***
Exhibit 5.	Not applicable.
Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.
Exhibit 7.	Incorporated by reference to filing reference number 333-84722
Exhibit 8.	Not applicable.
Exhibit 9.	Not applicable.

*	Incorporated by reference to exhibit number 25 filed with registration statement number 33-66026.
***	Incorporated by reference to exhibit T3G filed with registration statement number 022-22473.
****	Incorporated by reference to exhibit number 25.1 filed with registration statement number 001-15891.

3

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 13th day of May, 2002.

Very truly yours,

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

/s/ ROBERT L. REYNOLDS Robert L. Reynolds Vice President

4

EXHIBIT 6

May 13, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Very truly yours,

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION

/s/ ROBERT L. REYNOLDS Robert L. Reynolds Vice President

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Certificate of Incorporation of Company (incorporated by reference from the Company's Form 10-K for the year ended June 30, 2000).
Exhibit T3B	Bylaws of Company (incorporated by reference from the Company's Form 10-K for the year ended June 30, 1999).
Exhibit T3C*	Form of Indenture between Company and the Trustee.
Exhibit T3D	Not Applicable.
Exhibit T3E-1	Offering Memorandum, dated as of May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
Exhibit T3E-2	Letter of Transmittal, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
Exhibit T3E-3	Letter to Clients, date May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
Exhibit T3E-4	Letter to Broker-Dealers, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
Exhibit T3E-5	Notice of Guaranteed Delivery, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
Exhibit T3E-6	Letter to Holders, dated May 15, 2002 (incorporated by reference from the Company's Schedule TO filed May 15, 2002).
Exhibit T3F*
Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

*
Filed herewith.

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FORM T-3 GENERAL
  ITEM 1. GENERAL INFORMATION.
  ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.
AFFILIATIONS
  ITEM 3. AFFILIATES.
MANAGEMENT AND CONTROL
  ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.
  ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.
UNDERWRITERS
  ITEM 6. UNDERWRITERS.
CAPITAL SECURITIES
  ITEM 7. CAPITALIZATION.
INDENTURE SECURITIES
  ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.
  ITEM 9. OTHER OBLIGORS.
SIGNATURE
  Item 1. General Information.
  Item 2. Affiliations with Obligor.
  Item 15. Foreign Trustee.
  Item 16. List of Exhibits.
SIGNATURE
  EXHIBIT 6
EXHIBIT INDEX